Exhibit 99.1

Date: 16/09/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NEVADA GEOTHERMAL POWER INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	30/10/2008
Record Date for Voting (if applicable) :	30/10/2008
Meeting Date :	04/12/2008
Meeting Location (if available) :	10th Flr, 840 Howe Street
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	64127 M105	CA64127 M1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for NEVADA GEOTHERMAL POWER INC.